Exhibit 12
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
                        				 GATX Capital Corporation
                 			    Ratio of Earnings to Fixed Charges
                      				 Year Ended December 31,
                   				     (in thousands)

                     			     1994     1993        1992       1991       1990
                     			   ------    ------      ------    ------      ------
Fixed Charges:

Interest on indebtedness
 and amortization of debt
  discount and expense   $ 62,744   $ 65,454   $ 71,889   $ 71,374   $ 57,167
Capitalized interest          292        279        731      2,549      7,574
Portion of rents
 representing interest
 factor (assumed to
  approximate 33%)          5,120      3,012      2,440      1,346      1,201
                      			  --------     ------    ------     -------    ------
     Total fixed charges $ 68,158   $ 68,745   $ 75,060    $ 75,269  $ 65,942
                     			   =====      =====      =====        =====     =====
Earnings available for fixed charges:

Net income (loss)        $ 24,851   $ 21,525   $ (7,197)   $ 28,485  $ 31,603

Add (deduct):
Income taxes (benefit)     18,785     21,361     (9,849)     22,549    22,693
Cumulative effect of
  accounting changes           -          -      (9,456)          -        -
Equity in net earnings of
 joint ventures, net of
 dividends received        14,322     16,222      40,161      7,109         -
Fixed charges (excluding
 capitalized interest)     67,864     68,466      74,329     72,720    58,368
                     			 --------     ------      ------     ------   --------
Total earnings available
   for fixed charges    $ 125,822   $127,574    $ 87,988  $ 130,863  $112,664
                     			   ======     ======       =====     =====     ======
Ratio of earnings to
 fixed charges               1.85       1.86        1.17       1.74      1.71
                      			   ======      ======       =====     =====    ======